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SE 10028533 MISSION

SEC Mail
Mail Processing
Section

MAR 09 2010

Washington, DC
109

A EPORT

FORM X-17A-5 PART III

(A)

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SEC FILE NUMBER
8-52215

BB 3/10 10

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1430
(No. and Street)

New York | New York | 10170
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard E. Krill (212) 277-8130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

210 Danbury Road | Wilton | CT | 06897
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Richard E. Krill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Financial Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN D. OPPENHEIM
Notary Public, State of New York
No. 01OP6076892
Qualified in Kings County
Commission Expires July 1, 2010

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Lighthouse Financial Group, LLC

We have audited the accompanying statement of financial condition of Lighthouse Financial Group, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, presents fairly, in all material respects, the financial position of Lighthouse Financial Group, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 24, 2010

LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 190,886
Receivable from brokers	15,952,255
Securities owned at market value	4,184,057
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $542,879 and $38,962 respectively	1,017,801
Other assets	3,015,930
TOTAL ASSETS	$24,360,929

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Securities sold not yet purchased, at market value	$ 1,672,544
Due to brokers	6,636,758
Accrued expenses and other liabilities	5,067,759
Taxes payable	21,896
TOTAL LIABILITIES	13,398,957
SUBORDINATED LIABILITY AND MEMBERS' CAPITAL	
Liability subordinated to claims of general creditors	600,000
MEMBERS' CAPITAL	10,361,972
TOTAL SUBORDINATED LIABILITY AND MEMBERS' CAPITAL	10,961,972
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$24,360,929

The accompanying notes are an integral part of this statement.

LIGHTHOUSE FINANCIAL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2009

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lighthouse Financial Group, LLC (the "Company") was organized in Delaware on October 29, 1999. The Company began doing business as a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. on August 2, 2000. The Company was organized primarily to originate, place and act as an agent for private equity and bond securities. In addition, the Company acts as a broker executing transactions for its customers. All such transactions are forwarded to the Company's clearing agents, on a fully disclosed basis. The Company does not hold funds or securities for, nor owe funds or securities to customers. On July 30, 2008 the Company was approved to expand its business operations to include making markets in 500 securities. As stated in the operating agreement, the Company shall dissolve no later than October 29, 2029.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counter-party with which it conducts business.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities are valued at their last sales price at the close of business on such day. The resulting unrealized gain or loss is reflected in income. Subsequent market fluctuations may require selling the securities at prices which may differ from the market value reflected on the statement of financial condition.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis. Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business. Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance with FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("ASC 740") the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in portfolio maintenance fees, if assessed. No interest expense or penalties have been assessed for the period ended December 31, 2009.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 "Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy" ("ASC 820"). SFAS 157 requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

		Fair Value Measurements Using		
Description	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level I)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets:				
Investments in Securities				
Common Stock	$ 4,176,922	$ 1,060,290	$ 3,084,430	$ 32,202
Options	7,135	-	7,135	-
Total	$ 4,184,057	$ 1,060,290	$ 3,091,565	$ 32,202
Other investments	$ 51,395	$ -	$ -	$ 51,395
Liabilities:				
Securities Sold Short				
Common Stock	$ (1,138,356)	$ (524,411)	$ (397,638)	$ (216,307)
Treasury Bonds	(534,188)	-	(534,188)	-
Total	$ (1,672,544)	$ (524,411)	$ (931,826)	$ (216,307)

The following table presents a reconciliation of Level 3 assets measured at fair value for the year ended December 31, 2009:

	Assets
Level 3 Balance – December 31, 2008	$ 575,000
Net Depreciation	(523,605)
Purchases (Sales)	(184,105)
Level 3 Balance – December 31, 2009	$ (132,710)

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York State LLC Filing fee, and as a result a provision is included on the Statement of Income. The Company is also subject to New York City unincorporated business tax ("UBT"). The provision for UBT is $21,719 for the year ended December 31, 2009.

5. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $6,767,168 included in the statement of income, primarily represent commissions paid to third parties for research services provided to the Company's customers based on pre-existing arrangements.

Included in other liabilities is $271,866 related to these soft dollar arrangements that have been accumulated but have not been used as of the balance sheet date to pay for third party services on behalf of the Company's customers as of December 31, 2009.

A deferred asset of $271,866 has been established due to the uncertainty of the usage of these commissions. The deferred asset will be realized upon the usage of the commissions to pay for third party services of the Company's customers. This amount is included in other assets on the statement of financial condition.

6. OTHER ASSETS

Included in other assets is a $51,395 investment in Multitrade Securities, LLC. ("Multitrade"). The Chief Financial Officer ("CFO") of the Company is also the CFO of Multitrade.

In addition, other assets include $690,257 in advances made to members and employees.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $6,278,865 which exceeded the minimum requirement of $775,000 by $5,503,865. The Company's ratio of aggregate indebtedness to net capital was 0.85 to 1.

9. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Liability subordinated to the claims of general creditors consist of a $600,000 subordinated loan agreement between the company and one of its registered representatives with an interest rate of 12.5% maturing on October 15, 2010.

The subordinated liability has been contributed under an agreement pursuant to the rules and regulations of the FINRA. and the Securities and Exchange Commission.

The subordinated loan agreement is withdrawable by the lender only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

10. DEFERRED RENT

The lease for the Company's office space in New York City, New York provides for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, which results in deferred rent payable. This represents cumulative rent expense to be charged to operations from inception through termination of the lease.

11. COMMITMENTS

The Company leases office space in New York City, NY and Locust Valley, NY in non-cancelable lease agreements. The leases expire in 2015 and 2010 respectively. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Future minimum rent payments on the leases are as follows:

Year Ended December 31	
2010	$ 1,017,837
2011	999,439
2012	1,019,428
2013	1,039,817
Thereafter	2,318,845
Total	$ 6,395,366

In addition, the Company has entered into three (3) equipment leases. Two of the leases expire in 2011, the third will expire in 2012. Future minimum payments on the leases are as follows:

Year Ended December 31	
2010	$ 11,160
2011	10,850
2012	310
Total	$ 22,320

12. SUBSEQUENT EVENTS

During the period January 1, 2010 through February 24, 2010, there were member withdrawals in the amount of $2,000,000. During that same period, the Company continued to seek FINRA approval for $1,250,000 of subordinated notes which are currently included in accrued expenses and other liabilities

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2009 and 2008